Exhibit (c)
Presentation to the Board of Directors of
July 21, 2005
The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Lincoln Partners LLC.

Transaction Summary

Transaction Summary

•	PVC Container Corporation (“PVCC” or the “Company”) intends to act on a going private transaction by means of a reverse stock split of the Company’s common stock (the “Transaction”). On June 30, the Company had 7,042,393 outstanding shares of common stock and approximately 400 shareholders of record.

•	On April 27, 2005, PVCC’s management recommended to the Board that the Company pursue a going-private transaction by means of a reverse stock split. Management’s recommendation was based on its assessment that the costs of being a public company outweigh the benefits. Management believes that the Transaction would eliminate the significant costs associated with being a public company, which it estimated were $318,000 in annual professional fees and public company costs. PVCC also estimates it will avoid another $790,000 in expenses related to Sarbanes-Oxley compliance. Based on discussions between Lincoln Partners and Management after April 27, 2005, public company cost savings were revised to $250,000 annually.

•	Additionally, the Company has not been able to realize many of the benefits typically associated with being a public company due to the illiquid nature of the Company’s common stock. As of June 30, 2005, transactions were recorded on only 4 out of the prior 22 trading days with an average transaction size of 1,790 shares.

•	Based on its internal valuation analysis, Management reported to the Board that its own analysis supported a fair value of the Company’s Common Stock of $2.01 per share. Management also provided an illustration demonstrating the impact of a 2,700 to 1 split which would reduce the number of shareholders of record to 68.

•	The reverse split of the Company’s common stock is anticipated to produce fractional shares after giving effect to the Transaction.

•	The Company will not issue fractional shares; instead, shareholders holding fractional shares will receive a cash payment equal to $2.39 for each pre-Transaction common share which will adjust to less than one share. PVCC plans to finance the total consideration paid with existing capital sources available to the Company. The cash payment represents a 47.5% premium to the June 30, 2005 closing price of $1.62.

•	It is intended that PVCC will reduce the number of shareholders of record to less than 300 which will permit the Company to change its status to a private company. After the Transaction, the Company will terminate the registration of PVCC’s common stock under the Securities Exchange Act of 1934, will no longer trade on the OTC, and will cease to file reports and documents with the Securities and Exchange Commission.

•	On June 21, 2005, the Special Committee of the Board of Directors (the “Committee”) engaged Lincoln Partners, LLC (“Lincoln Partners”) as its independent financial advisor and requested an opinion on the fairness (“Fairness Opinion”), from a financial point of view, of the proposed cash payment of $2.39 per share made to shareholders that will hold fractional shares after the Transaction.

Ownership Structure

•	In late 1996, Kirtland Capital Partners acquired 4,467,415 shares of Common Stock through Kirtland Capital Partners II L.P. and Kirtland Capital Company II.

•	Kirtland Capital Partners and its directors currently control the Company with 63.8% of the common shares outstanding. Other significant shareholders include Lionheart Group, Inc. with a 13.9% ownership stake and the Chairman of the Board Phillip L. Friedman with a 5.7% ownership stake.

•	In addition to the issued and outstanding stock, PVCC has 421,800 options with one underlying share granted as part of a former equity compensation plan.

•	After the Transaction, Kirtland Capital Partners, Lionheart Group and Phillip Friedman will continue to control the Company.

Company Background

Company Background

•	PVCC, through its subsidiaries, engages in the manufacture and sale of plastic bottles and containers made primarily from high-density polyethylene (“HDPE”), polypropylene, polyethylene terephthalate (“PET”), and polyvinyl chloride (“PVC”) resins.

•	The Company operates in three major segments through the following subsidiaries:

•	On May 31, 2005, PVCC signed a definitive agreement to sell Novatec Plastics Corporation (“Novatec”) to PolyOne Corporation (“PolyOne”). The sale generated net proceeds of $1.1 million at close.

•	PVCC specializes in the production of small and mid-volume orders, catering to customers in need of customized plastic packaging or smaller batch sizes, which cannot be produced economically by the larger packaging companies.

•	The Company is headquartered in Eatontown, New Jersey, and has manufacturing and warehousing facilities as listed below. In March of 2005, PVCC sold its Kingston, New York facility following the consolidation of Marpac into the Philmont facility. Also, the Company intends to sell its Eatontown plant following the sale of Novatec to PolyOne. PVCC’s management anticipates the sale of Eatontown will generate $3.1 million in net proceeds.

Facility	Subsidiary	Status

Eatontown, NJ	Headquarters	Leased
Eatontown, NJ	Novatec	In the process of being sold for approximately $3.1 million
Hazleton, PA	Novapak	Company-owned
Manchester, PA	Aeropak	Leased
Paris, IL	Novapak	Company-owned
Philmont, NY	Novapak	Company-owned
Kingston, NY	Marpac	Plant closed and sold in March 2005; goodwill write-off taken and Marpac remains a Company subsidiary.
Walterboro, SC	Novapak	Company-owned

•	The Company estimates that it has excess capacity of approximately 40-50% in the EBM process, but requires continued capital equipment investments in injection blow molding equipment to support growth in its PET product segment. Each new line supports approximately $5.0 million in revenues and requires expenditures of approximately $2.0 million.

Product Mix

•	For the 2005 fiscal period, PVCC’s largest product segment was EBM, representing 50.9% of the units sold.

•	At 43.2% of total units sold, PET is the Company’s next largest product category.

•	PET has been a growing part of the Company’s volume, increasing by 7% over the previous period. EBM volumes, on the other hand, have been declining.

•	PET is a higher margin product, generating a gross margin (excluding depreciation) of approximately 23.0% in 2005 compared to 14.0% for EBM.

•	Specialty products have also grown in the past year by 8.5% and now account for 5.9% of total volume sold.

Company History

1968	•	Company is founded as an extrusion blow molder of bottles and begins to trade on the NASDAQ under the PVCC ticker symbol
1981	•	PVCC begins to manufacture HDPE bottles
1982	•	PVC Container Corporation forms Novatec Plastics, a compounder of PVC for blow molding and injection molding of bottles
1993	•	The Company opens its second manufacturing facility in Paris, IL
1994	•	Airopak Corporation is acquired
1996	•	Company introduces injection stretch blow molding of PET bottles
	•	In late 1996, PVCC is acquired by Kirtland Capital Partners
1998	•	PVCC purchases Marpac, a manufacturer of technical blow molded containers & parts in Kingston, NY
	•	PVCC acquires McKechnie Plastics in Philmont, NY
	•	Hazleton, PA plant opens for production of PET & PVC bottles and Paris, IL plant doubles size of facility to 130,000 sq ft
2003	•	PVCC hires Piper Jaffray to seek a buyer for the Company
	•	Dramatic increases in prices of raw materials negatively impacts Company profitability. Resin prices increase by 60% from June 2003 to December 2004
	•	Marpac financial performance is hurt by losses of major customers
2004-2005	•	In January 2004, PVCC consolidates Marpac into its Philmont, NY plant and experiences production challenges, which hurt profitability
	•	In early 2004, PVCC terminates the Company sale process due to deteriorating financial performance
	•	Strategic outsourcing and operations consultants are hired to help restore Company profitability
	•	Former Chief Executive Officer Phillip Friedman retires and becomes Chariman of the Board
	•	William Bergen joins PVCC as Chief Executive Officer on September 2, 2004
	•	In October 2004, PVCC enforces a corporate wide initiative to pass through resin price increases to its customers
	•	In November 2004, a workforce reduction is undertaken which decreases FTE employment by 27 positions and is expected to yield $1.7mm in annual savings
	•	In May 2005, PVCC signs definitive agreement with PolyOne to sell its Novatec compounding business
Restructuring Activities

•	As described on the previous page, PVCC began to experience operational difficulties with Marpac in 2003. One of Marpac’s major activities was to produce toner cartridges for Xerox. In 2001, Xerox began to move manufacturing of these products offshore, and by 2003, Xerox was no longer a customer. Additionally, Marpac experienced a decline in the production of photo chemical containers for Kodak due to an industry wide shift towards digital photography. As a result, volumes decreased sharply at the Kingston plant.

•	Moreover, PVCC suffered a setback at its Philmont facility when it lost its largest customer, Bath and Body Works. With substantial idle capacity at both facilities, the Company decided to shut down the Kingston plant and moved its production to Philmont in January of 2004. As a result, the workforce was reduced by approximately 50 people.

•	PVCC experienced significant challenges with the integration of the two facilities. These challenges were primarily caused by labor skill issues, resulting in quality problems and production lags.

Consequently, after the integration was initiated in January of 2004 and the full impact from the loss of Bath and Body Works is felt, Philmont began to incur losses on an EBITDA basis.

•	The Company’s deteriorating financial performance was exacerbated by dramatic increases in resin prices in the 2003-2004 fiscal period, which peaked in January of 2005. Due to problems with internal management controls and customer resistance, resin price increases were not passed on to customers in a timely manner during this period.

•	To restore profitability, in November 2004, the Company undertook a corporate-wide headcount reduction which reduced the workforce by approximately 27 employees by the end of June of 2005. The Company expects these cuts will save PVCC $1.7 million annually. PVCC estimated 85% of these savings have been realized to date.

•	In addition to employee reductions, PVCC instituted management controls to:

—	Increase selling prices to recapture margin losses from spikes in raw material prices. Management estimates that 70% of customers have accepted these price increases;

—	Eliminate unprofitable customer accounts; and

—	Exploit vendor volume discounts by centralizing its raw material purchases.

•	Furthermore, PVCC expanded its management team to lead improvements in operations, focusing on labor productivity and material usage improvements.

•	Finally, a definitive agreement was executed on May 31, 2005 to sell PVCC’s Novatec compound subsidiary. The terms of the agreement included:

—	Sale of the manufacturing equipment for $625,000. PVCC will retain ownership of the Eatontown facility;

—	A long term supply contract for compounds which will save PVCC $600,000 annually; however, cost improvements will be offset by unallocated overhead, which will remain with the consolidated group; and,

—	Commissions ranging from $0.01 per pound to $0.04 per pound on compound sales to Novatec’s existing customer list, which the Company expects will generate $700,000 for the first two years. A $500,000 non-refundable advance against such commissions was paid at close.

•	PVCC intends to dispose of Novatec’s Eatontown facility. In July of 2005, a contract was signed to sell the facility with an anticipated closing date on or about August 15. The sale is estimated to generate $3.1 million in net proceeds.
Strategic Objectives

•	While recent restructuring initiatives have begun to impact the Company’s financial performance positively, PVCC continues to look for solutions to improve profitability. As such, PVCC’s management has identified a number of longer term strategies to increase profitability margins and improve asset utilization:

—	Continue to expand into PET products, which exhibit more favorable growth potential and higher contribution margin compared to EBM and Specialty products.

—	Improve manufacturing efficiency by reducing the labor content in its production process and decreasing material usage. The Company believes productivity gains are achievable through automation and changes in the manufacturing process.

—	Decrease investments in working capital through reduction in finished goods inventory.

—	Increase usage of a flexible workforce to scale up and down with the seasonality in business production cycles.

Industry and Market Overview

Industry Overview

•	The $12.2 billion rigid plastic containers industry accounts for approximately 38% of the $32 billion plastics packaging market.

—	Plastic bottles account for nearly 80% of the plastic container market.

•	Demand for plastic bottles is estimated to grow at a 4% CAGR through 2013.

—	Second fastest growing rigid plastic containers segment.

—	Driven by the proliferation of single-serving bottled water and soft drinks.

•	Technological improvements in plastics are expected to drive continued adoption over metal, glass and paperboard containers.

End Market	Key Trends
Beverages	Bottled water and soft drink sales continue to grow; sales in niche products such as plastic beer bottles are rising
Food	Continued conversion from glass and metal; technological innovation improving safety and freshness characteristics; improved hot-fill capabilities
Household Chemicals	Increased concerns regarding hygiene and cleanliness; growing landscaping and gardening participation
Cosmetics & Toiletries	Increase in disposable income and consumer spending; consistent product introductions and diversification
Pharmaceuticals	Aging population; continuous drive for improvement in quality

•	Demand for PET plastic bottles continues to grow from 4.6 billion pounds in 2003 to an estimated 7.3 billion pounds in 2013 (5% CAGR)

—	Driven by increased applications in the food and beverage industry

•	Demand for HDPE bottles are estimated to grow to 5.3 billion pounds in 2013 from 4.4 billion in 2003 (2% CAGR)

—	Mature markets such as milk and auto fluids are slowing

—	Opportunities exist in the bulk packaging, personal care and specialty chemicals segments

•	Demand for PVC bottles are expected to decline from 126 million pounds in 2003 to 83 million pounds in 2013

—	Continued switch from PVC to PET due to price on high-volume orders

End-Markets Served

•	The Company’s plastic bottles are sold primarily to manufacturers of personal care products, food packaging, household chemicals, lawn and garden, industrial chemical products, and bottle distributors.

•	For the fiscal year ending June 30, 2005, the Company expects that no one customer will account for more than 10% of sales.

Competitive Landscape

•	The market for plastic bottles and containers is segmented by: (i) manufacturers with an infrastructure and production process built to handle high volume, long production-runs where economies of scale are critical; and (ii) lower volume producers operating in specific market niches.

•	The larger scale producers include companies like Owens-Illinois, Amcor, Rexam, and Silgan, all of which produce plastic packaging as part of a larger suite of packaging substrates. These companies generally service the larger, global producers of consumer packaged products.

•	Smaller scale producers are typically more specialized and limit their production to specialty products and/or smaller batch sizes.

•	PVCC operates in the small to mid-volume market. Competition is limited primarily to similar companies located within a 750 mile radius of the Company’s manufacturing facilities. The geographic limitation (750 mile radius) is due to relatively high freight cost associated with shipping empty plastic bottles over long distances. On some of its mid-volume business, PVCC may encounter competition from Owens-Illinois and Silgan.

•	PVCC has identified eight key competitors that are privately-held businesses with revenues ranging from $30 million to $800 million. Out of these nine companies (PVCC plus the eight competitors), PVCC ranks 4th in terms of total revenue.

Historical Financial Review

Historical Financial Performance

	For the Fiscal Year Ended June 30,
				May YTD	May YTD	May-05
For the Fiscal Year June 30	2002	2003	2004	2005	2004	LTM

	(In $000)
Net Sales	$68,787	$76,048	$82,164	$77,317	$73,472	$86,009
Revenue Growth	-5.9%	10.6%	8.0%	5.2%
Cost of Goods Sold	(51,580)	(58,324)	(66,065)	(63,337)	(58,528)	(70,874)

Gross Profit	17,207	17,724	16,099	13,980	14,944	15,135
Gross Margin	25.0%	23.3%	19.6%	18.1%	20.3%	17.6%
SG&A Expenses	(9,584)	(9,265)	(9,619)	(9,974)	(8,778)	(10,816)
Restructuring & One-Time Charges	—	—	(476)	(1,165)	(476)	(1,165)
Depreciation and Amortization	(6,064)	(5,639)	(5,829)	(5,074)	(5,725)	(5,178)

Operating Profit	1,559	2,820	175	(2,234)	(35)	(2,023)
Operating Profit Margin	2.3%	3.7%	0.2%	-2.9%	0.0%	-2.4%
Adjustments for Non-Recurring Items:
Restructuring & One-Time Charges	—	—	476	1,165	476	1,165
Non-Recurring Professional Fees	—	—	348	847	218	978
Senior Mgmt Severance	—	—	93	751	—	843
Public company savings	250	250	250	188	188	250
Depreciation and Amortization	6,064	5,639	5,829	5,074	5,725	5,178

Adjusted EBITDA	$7,873	$8,709	$7,172	$5,791	$6,571	$6,392

Adjusted EBIT Margin	2.3%	3.7%	1.3%	0.7%	0.9%	1.1%
Adjusted EBITDA Margin	11.4%	11.5%	8.7%	7.5%	8.9%	7.4%
Capital Expenditures	2,539	3,930	3,936	2,386	3,429	2,893

Free Cash Flows	$5,334	$4,779	$3,236	$3,405	$3,142	$3,499

Note:	Excludes goodwill impairment charges of $3.3mm and discontinued operations.
YTD results were calculated from the pro forma results excluding Novatec in the 2005 — 10Q period plus the months of April and May from internal Company statements.
SG&A for the months of April and May were adjusted from internal statements to absorb unallocated costs from Novatec.

EBITDA Adjustments

•	As previously discussed, PVCC actively restructured the Company from 2004 through 2005, which resulted in a number of one-time, non-recurring expenses in the fiscal June 30, 2004 and LTM 2005 results.

	June FYE	May YTD	May YTD	May-05
Adjustments to EBITDA	2004	2005	2004	LTM

	(In $000)
Severance charges from the closure of the Kingston facility	$353	$—	$353	$—
Non-cash loss from the sale of the Admore property	123	—	123	—
Asset impairment charge for the Kingston facility	—	452	—	452
Severance charges related to reduction in employees	—	713	—	713

Non-recurring restructuring charges	476	1,165	476	1,165
Fees paid for Company sale process — Piper Jaffray	34	—	—	34
Fees paid for Company sale process — Jones Day	69	—	69	—
Fees paid to outsourcing consulting firm — Alaris	108	225	73	260
Fees paid for operations consulting firm — Chickol	137	436	76	498
Fees paid for new CEO recruitment — Heidrick & Struggles	—	187	—	187

Non-recurring professional fees	348	847	218	978
Severance paid to K. Janowitz, SVP of Sales & Marketing @ Marpac	93	—	—	93
Severance paid to P. Friedman, Former CEO of PVCC	—	751	—	751

Senior Management Severance Payments	93	751	—	843
Public company savings	250	188	188	250

TOTAL EBITDA ADJUSTMENTS	$1,167	$2,951	$881	$3,237

Historical Raw Material Prices

•	For the YTD May 2005, PVCC experienced a dramatic increase in its resin prices. PET climbed 33.9% from July 2004 to its peak in January of 2005. HDPE and PVC also rose over the same time period, but at more moderate rates of 26.7% and 12.7%, respectively.

•	Selling prices did not keep pace with raw material increases which negatively impacted gross margins.

Philmont Profitability

•	Gross profit was also hurt by poor performance at Philmont after the integration with the Marpac business in January 2004 and the loss of a key customer.

•	As demonstrated below, the plant performed poorly in the first half of the year. However, problems are being addressed, resulting in improved performance since January 2005. Recently, a slow down in business and manufacturing issues associated with the changeover from 3 shifts to 4 shifts have negatively impacted performance. However, management does not expect that this trend will continue in the long term.

Historical Volumes and Margin Spread

•	In addition to margin pressures from raw material prices and operational difficulties, PVCC experienced a decline in its EBM volume. EBM volume decreases were partially offset by growth in PET.

•	Fixed costs account for approximately 30% of cost of goods sold. As a result of lower absorption of fixed costs, gross profit was negatively impacted by the decrease in volume.

•	As shown on the bottom chart, the spread between the average selling price per unit for the current fiscal year has been significantly below the previous year.

•	However, starting in January 2005, we observe a widening of the gap between the average selling price per unit and the average cost per unit, indicating a gradual improvement in gross profit. The widening gap matches the timing of PVCC’s restructuring efforts.

Gross Margin Drivers

SG&A Analysis

•	When adjusted for one-time, non-recurring expenses, we observe a moderate decrease in SG&A expenses driven by PVCC’s restructuring initiatives.

•	However, the benefits of these initiatives were partially offset by increases in employee health care benefits. PVCC also hired senior personnel to support its focus on improving process efficiencies and to supplement its marketing efforts.

•	As evidenced below, management has been effective in controlling costs. As of May 2005, SG&A expenses were 2.0% below the fiscal year end 2004.

	June FYE	June FYE	May YTD	May YTD	May-05
SG&A Analysis	2003	2004	2005	2004	LTM

	(In $000)
Reported SG&A	$9,265	$9,619	$9,974	$8,778	$10,816
Non-Recurring Professional Fees	—	(348)	(847)	(218)	(978)
Senior Management Severance Payments	—	(93)	(751)	—	(843)

Adjusted SG&A Expense	$9,265	$9,178	$8,376	$8,560	$8,994

Net Revenues		$82,164	$77,317	$73,472	$86,009
SG&A as % of Revenues		11.7%	12.9%	11.9%	12.6%
SG&A Growth		-0.9%	-2.1%	n/a	-2.0%

Pro Forma Balance Sheet

•	As of June 30, 2005, the Company had a net debt position of $27.6 million after the sale of Novatec and receipt of the $1.1 million proceeds.

•	The Eatontown facility is reflected in “Assets Held for Sale”, which is estimated to generate proceeds of $3.1 million and a taxable gain of $2.0 million.

•	Management estimates that tax benefits arising from fiscal year end losses in 2004 and expected for 2005 will generate a net operating loss carryback of $1.0 million, resulting in a tax refund of $0.5 million. Furthermore, PVCC will have a net operating carryforward of approximately $3.5 million, which it can apply to future profitability and taxable gains arising from the sale of the Eatontown facility.
PVCC Pro Forma Balance Sheet
June 30, 2005
(in $000)

Cash	$365
Account Receivables	11,929
Inventory	12,130
Prepaid Expenses and Others	628
Deferred Tax Asset	3,338
Asset Held for Sale	1,736

Current Assets	$30,126

Property, Plant and Equipment	22,353
Intangibles & Others	38

Total Assets	$52,516

Account Payables	$8,127
Accrued Expenses	1,674

Current Liabilities	$9,801

Total Indebtedness	27,970
Interest Rate Swap	50
Deferred Income Taxes	3,166
Other Liabilities	1,000

Shareholders’ Equity	10,530

Total Liabilities and Equity	$52,516

Scope of Analysis

Historical Share Prices and Volumes

•	While the Company’s shares are publicly-traded, average trading volumes are low. Based on the latest twelve months ended June 30, 2005, the average trading volume was 1,888. Over the 30 day period ended June 30, 2005, shares traded on 4 days for an average trading volume of 1,790 shares.

•	The $2.25 share price spikes on August 4, 2004 and May 31, 2005 were based on volumes of 1,500 and 1,000 shares, respectively.

•	In the same twelve month period, 68% of the total trading days had no transactions.

•	Furthermore, the Company is not actively followed by securities analysts.

•	Based upon these characteristics, Lincoln Partners believes the market price of the Company’s common stock may not accurately reflect its underlying value.

Implied Enterprise Value

•	Based on its current market capitalization, PVCC’s enterprise value is $35.0 million, representing a 5.5x Adjusted EBITDA multiple on the latest twelve months earnings. However, as stated previously, Lincoln Partners believes the market price of the Company’s common stock may not accurately reflect its underlying value.

PVCC
Enterprise and Equity Value (In ’000)

Share Price as of June 30, 2005	$1.62
Outstanding Shares	7,042

Equity Value	$11,409
Add: Value from Options	1
Add: Debt	27,970
Deduct: Tax Refund	(450)
Deduct: PV NOL Carryforward	(500)
Deduct: Real Estate Value	(3,100)
Deduct: Cash Account	(365)

Enterprise Value	$34,965

Multiples Analysis

TTM EBITDA	$6,392
Multiple	5.5x

Company Sale Process

•	In early 2003, PVCC hired U.S. Bancorp Piper Jaffray (“Piper Jaffray”) as its exclusive investment bankers to lead a broad auction process for the sale of the Company.

•	Piper Jaffray contacted 210 potential acquirers, sent 114 information memorandums to interested parties, received 19 indications of interest, hosted 8 management presentation and received one final proposal.

•	Potential acquirers who declined to pursue the investment were concerned by the Company’s growth potential, the high level of capital expenditures, the number and nature of EBITDA adjustments, exposure to raw material prices, and the declining financial performance. The inability to pay a premium on the market price of PVCC’s shares and issues with a going-private private transaction were also of concern to certain investors.

•	The sole party to submit a final proposal offered to acquire PVCC for approximately $55.0mm. The offer was predicated on EBITDA in the range of $9.0 mm to $10.0 mm, representing a valuation multiple between 5.5x to 6.1x.

•	Based on unsatisfactory results from the auction process and deteriorating financial results, PVCC decided to terminate the sale process.
Valuation Objectives

•	Lincoln Partners was hired by the Committee to provide a valuation of the Company and an opinion on the fairness, from a financial point of view, on the consideration to be paid to shareholders who will receive cash in lieu of fractional shares as part of the Transaction.

•	While PVCC is a publicly-traded company, its observable public equity value cannot be relied upon to determine the value of its common equity and the cash payment owed to fractional shareholders. As such, Lincoln performed three of the most commonly used and widely-accepted valuation methodologies to establish a range of values on a per share basis for shareholders who will receive cash in lieu of fractional shares.

•	In rendering its opinion, Lincoln Partners relied upon and assumed the accuracy and completeness of the financial information considered in its review, whether from public or private sources (including the Company), and did not assume responsibility for independent verification of such information. Lincoln Partners’ opinion assumes that information provided and the representation made by management regarding the Company are accurate in all material respects and that forecasts and projections furnished by the Company have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial condition and operating results of the Company. Lincoln Partners did not make or obtain an independent valuation or appraisal of any of the assets, liabilities or solvency of PVCC. Lincoln Partners’ opinion is necessarily based upon current general economic, financial, market and other conditions as of June 30, 2005 and must be considered in that context.
Scope of Analysis
     Lincoln Partners’ analysis was based on:

•	The Company’s Form 10-K for the fiscal years ended June 30, 2003 and 2004.

•	The Company’s Form 10-Q for the quarterly periods ended March 31, 2004 and 2005;

•	The Company’s Form 8-K filed with the SEC on June 6, 2005 containing pro forma financial statements that give pro forma effect to the sale of substantially all of the assets of Novatec Plastics Corporation.

•	Interviews with the Company’s management, including the Company’s Chief Executive Officer, Chief Financial Officer and Vice President of Finance, regarding the Company’s business strategy, historical financial performance, future prospects and competitive position, as well as industry trends.

•	A schedule prepared by the Company’s management detailing pro forma adjustments to historical EBITDA for non-recurring, one-time expenses.

•	Internal income statements for the twenty-three months beginning July 1, 2003 and ended May 31, 2005, which presented monthly EBITDA on an adjusted basis.

•	Financial projections prepared by the Company’s management for the years ended June 30, 2005 through 2010. During Lincoln Partners’ analysis period, management requested the forecast be changed to reflect the outcome of the Company’s budgeting process for the fiscal year ending June 30, 2006. Lincoln Partners used management’s guidance to formulate modified financial projections that were used as part of the valuation. These projections were reviewed and approved by management.
     Lincoln Partners’ analysis was based on:

•	A tour of the Company’s manufacturing facility in Paris, IL.

•	A schedule detailing options outstanding under the Company’s equity compensation option plan.

•	Key operating data and productivity reports tracked by the manufacturing facilities.

•	A confidential information memorandum prepared in August of 2003 by a nationally recognized investment banking firm in connection with a contemplated sale of the Company, which process was subsequently terminated.

•	A December 8, 2003 presentation prepared by the same investment banking firm made to the Company’s management regarding the outcome of the Company’s sale process.

•	An analysis of public information with respect to certain other companies in lines of businesses Lincoln Partners believed to be comparable to the Company’s, in whole or in part. This included an examination of current public market prices and resulting valuation statistics, and a review of change-of-control transactions for companies deemed comparable to the Company.

•	A review of existing and historical market prices of the Company’s Common Stock.

•	A review certain other publicly available information, including economic, industry and investment information, Lincoln Partners deemed relevant.
Disclosures

•	In 2003, Lincoln Partners was interviewed by the Company’s major shareholder regarding Lincoln Partners’ merger and acquisitions services in connection with its contemplated sale of the Company. No work was performed and no fees were received by Lincoln Partners on the contemplated sale transaction. However, Lincoln Partners may, in the future, provide financial and investment banking services to Kirtland Capital, or its portfolio companies and affiliates, for which we would expect to receive customary fees.

Valuation and Financial Analysis

Valuation and Financial Analysis

Valuation Methodology

•	In order to value PVCC, we performed several generally accepted financial, analytical and comparative analyses, the results of which were considered as a whole. Our analysis includes:

—	Comparable Public Company Analysis (“Comparable Company Analysis”), in which the financial performance and market valuation of publicly-traded companies comparable to PVCC are analyzed and used to derive valuation metrics applicable to the Company’s earnings.

—	Comparable Transaction Analysis (“Transaction Analysis”), in which publicly available information on sale transactions involving businesses deemed similar to the Company are analyzed and used to derive valuation metrics applicable to PVCC.

—	Discounted Cash Flow Analysis (“DCF”) in which the Company’s projected free cash flows are discounted to their present value at a rate appropriate for their risk. The DCF uses projections developed by management and incorporates modifications to the forecast based on an analysis of historical trends, recent restructuring initiatives, ongoing budgeting for the 2006 period and industry prospects.

•	Lincoln Partners considered performing a Premiums Paid Analysis to compare the premium paid in going private transactions where reverse stock splits were used. A review of 10 transactions which occurred in the last six months revealed a wide dispersion of discounts to premiums on the average share price 30 days preceding the transaction. This wide distribution reduces the reliability of using an average premium paid in the market for transactions of this nature and applying it to PVCC.

•	Furthermore, Lincoln Partners believes PVCC’s current share price does not accurately reflect the underlying value of Company. As such, applying a discount or premium to the existing share price will not produce a meaningful valuation range.

•	In selecting our Comparable Public Companies, we reviewed publicly-available information to identify plastic packaging manufacturers with operations in North America, and discussed with Management key competitors. With the Company’s primary competition coming from smaller, private companies, there were no directly comparable public companies in terms of product mix, size and geographic coverage.

•	In the absence of directly comparable companies, we selected a peer group of similar publicly-traded, packaging companies with a material segment of their business dedicated to plastic packaging and with an important presence in the U.S. market. The goal was to build a peer group that reflects:

—	The trends and growth dynamics associated to plastic packaging demand;

—	The average industry profitability margins

—	PVCC’s exposure to domestic economic conditions

•	Accordingly, the analysis of comparable public companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies in comparison to PVCC.

Comparable Company Analysis — Selected Peer Group

•	Our research uncovered five companies we felt were most similar to PVCC:

	Plastic
	Packaging	North America
Public Company	as % of Revenue	as % of Revenue

Amcor Ltd.	S60%	30%
Ball Corporation	N/A	65%
Constar International, Inc.	N/A	74%
Owens-Illinois, Inc.	12%	42%
Silgan Holding, Inc.	24%	100%

•	Lincoln Partners also considered Chesapeake Corporation (“Chesapeake”) based on guidance provided by Management. However, we excluded this company from the analysis. Chesapeake’s plastic division operates predominantly in the European market, exposing the company to local market conditions which may not be comparable those in the United States.

Comparable Company Analysis — Operating Results

•	The following table contrasts PVCC’s operating performance for the last twelve months ended May 2005 to that of its peer group’s LTM published results.

	LTM
				3-Yr. Rev.	LTM Gross	LTM EBITDA	CAPEX/
Company	Revenue	EBITDA(1)	CAPEX	Growth	Margin	Margin	Revenues

	($ in millions)
Comparable Packaging Companies
Amcor, Ltd.(2)	$7,652.2	$969.6	$422.0	21.9%	18.3%	12.7%	5.5%
Ball Corp.	5,532.8	763.7	241.7	13.9%	14.5%	13.8%	4.4%
Constar International Inc.	873.7	62.6	21.7	4.2%	5.0%	7.2%	2.5%
Owens-Illinois, Inc.	6,545.0	1,267.3	437.1	12.3%	20.4%	19.4%	6.7%
Silgan Holdings, Inc.	2,432.2	317.6	101.2	7.6%	12.8%	13.1%	4.2%
Average				12.0%	14.2%	13.2%	4.6%
Adjusted Average	3			11.3%	15.2%	13.2%	4.7%
Median				12.3%	14.5%	13.1%	4.4%
PVC Container Corporation	86.0	6.4	2.9	7.7%	17.6%	7.4%	3.4%

(1)	EBITDA excludes unusual and non-recurring items.

(2)	Converted to U.S. Dollars based on foreign exchange rates as of June 30, 2005.

(3)	Adjusted mean excludes high and low value from calculation.
     Comparable Company Analysis — Peer Group Analysis

•	As a function of revenues and EBITDA, we observe that PVCC is significantly smaller than our peer group:

—	All except one company have revenues of over $1 billion and EBITDA over $100 million

—	Comparatively, PVCC’s revenues and Adjusted EBITDA were $86 million and $6.4 million, respectively.

•	The companies selected are more diversified than PVCC with large business segments dedicated to alternative packaging mediums, such as metal, glass and paper.

•	In addition, the Company has historically demonstrated lower growth in sales and earnings when compared to its peer group.

—	PVCC’s LTM Adjusted EBITDA margin is almost 580 basis points less than its peer group, or 7.4% compared to 13.2%.

—	On average, our peer group grew at a CAGR of 12.0% over the past 3 years while PVCC grew at 7.7%.

•	Enterprise values and valuation multiples are highly correlated to a company’s growth prospects and operating performance. High growth rates and healthy margins are typically rewarded with higher EBITDA multiples.
     Comparable Company Analysis — Multiples Analysis

	Equity		Enterprise			EV/LTM
Company	Mkt. Value(1)	Net Debt	Value	EBITDA(2)	FCF(3)	EBITDA(2)

	($ in millions)
Comparable Packaging Companies
Amcor, Ltd.(4)	$4,899.4	$1,853.5	$6,753.0	$969.6	$776.1	7.0x
Ball Corp.	3,973.5	1,689.2	5,662.7	763.7	522.0	7.4x
Constar International Inc.	49.4	397.4	446.8	62.6	40.9	7.1x
Owens-Illinois, Inc.	4,004.0	5,709.1	9,713.1	1,267.3	830.2	7.7x
Silgan Holdings, Inc.	1,081.7	958.0	2,039.7	317.6	216.4	6.4x
Average			$4,923.0	$676.1	$477.1	7.1x
Adjusted Average(5)			$4,818.4	$683.6	$504.8	7.2x
Median			$5,662.7	$763.7	$522.0	7.1x
PVC Container Corporation	11.4	23.6	35.0	6.4	3.5	5.5x

(1)	Based on stock price as of June 30, 2005 and on a fully-diluted basis.

(2)	EBITDA and EBIT exclude unusual and non-recurring items.

(3)	Free cash flow is calculated as EBITDA less capital expenditures.

(4)	Converted to U.S. Dollars based on foreign exchange rates as of June 30, 2005.

(5)	Adjusted mean excludes high and low value from calculation.
     Comparable Company Analysis — Discussion and Analysis

•	PVCC occasionally competes with Silgan and Owens-Illinois on its mid-volume production sizes. We observe that Silgan has a lower revenue growth rate and lower profitability margins than Owens-Illinois. As a result, Silgan has a significantly lower EBITDA multiple of 6.4x compared to Owens-Illinois’ EBITDA multiple of 7.7x.

•	Conversely, Owens-Illinois has outperformed the industry peer group and has been rewarded with the highest EBITDA multiple.

•	PVCC has grown at a rate comparable to Silgan (7.7% compared to 7.6%); however, this growth was achieved on a smaller revenue base. Furthermore, PVCC’s Adjusted EBITDA margin is substantially lower at 7.4% compared to Silgan’s 13.1%. Consequently, we conclude that PVCC should trade at a discount to Silgan.

•	Constar’s product mix, profitability and size are most closely comparable to PVCC. Constar’s EBITDA multiple is 7.1x which is equal to the average EBITDA multiple. However, Constar is a much larger company and has been able to generate greater free cash flows for shareholders. Of the comparable group, Constar has the lowest capital expenditures as a percentage of revenues and profitability, as measured by free cash flow to sales, is higher than PVCC’s.

•	Due to PVCC’s challenging operating history, substantially smaller size, lower profitability margins, and a significant amount of pro forma EBITDA adjustments, Lincoln Partners believes PVCC should be valued at a discount to the low-to-average range EBITDA.

Comparable Company Analysis — Enterprise Value

•	Based on our Comparable Company analysis, Lincoln believes PVCC’s value lies within the range of 6.0x to 7.0x EBITDA.

•	When applying PVCC’s LTM Adjusted EBITDA result to our multiples range, the Company’s Enterprise Value ranges from $38.4 million to $44.7 million.

EBITDA Multiple	LTM Adjusted EBITDA	Enterprise Value

6.0x	$6.4 million	$38.4 million
7.0x	$6.4 million	$44.7 million

Comparable Company Analysis — Equity Value and Price per Share

•	As of June 30, 2005, PVCC had a net debt balance of $27.6 million which must be deducted from the Enterprise Value to arrive at an Equity Value. Furthermore, PVCC’s Equity Value requires adjustments to reflect the value of options which are “in-the-money”, the cash value of the Eatontown facility estimated at $3.1 million and the tax benefits from a Net Loss Carryforward and Carryback.

•	Based on our Enterprise Value range of $38.4 million to $44.7 million, PVCC’s price per share ranges from $2.10 to $2.99 per share.

TTM EBITDA, May 31 2005	$6,392		$6,392
Firm Value Multiple of EBITDA	6.0	x	7.0x

Enterprise Value	$38,352		$44,744
Less Net Debt	(27,605)		(27,605)

Equity Value	10,747		17,139
Add Value of Real Estate	3,100		3,100
Add Tax Refund	450		450
Add Value from NOL Carryforward	500		500
Add Net Value from Options	5		57

Total Equity Value	$14,803		$21,246
Shares Outstanding	7,052		7,110
Per Share Price	$2.10		$2.99

June 30, 2005 Share Price	$1.62		$1.62
Premium (Discount)	29.6%		84.4%

Comparable Transaction Analysis — Framework

•	Lincoln Partners undertook an extensive review of publicly available information in order to identify merger and acquisition transactions involving target companies similar to PVCC. Specifically, we searched for transactions involving manufacturers of plastic packaging products. Based on this search, we found and analyzed 7 transactions that occurred from January 2001 to the present.

•	These transactions were selected on the basis of the following factors:

—	Target firms manufactured and/or distributed products to end-markets similar to PVCC;

—	The acquired companies had activities similar to the Company, exposing them to comparable industry opportunities and risks; and

—	The acquiring or acquired company was public and the size of the acquisition was material. Thus, financial information was publicly available.

•	Transaction multiples are based on LTM financial data for the target as of the acquisition date.

•	Although these acquisitions may have been priced on potential cost savings and/or incremental revenue growth from a merger of two entities, we were unable to adjust the EBITDA figures for these factors since more detailed information was not available.

•	As a result, these multiples may be overstated as the transaction value may reflect part of the acquirer’s expected synergies while LTM EBITDA may not reflect the corresponding incremental operating income obtained.

Comparable Transaction Analysis — Multiples Analysis

•	The following table summarizes the transactions that were examined.

Date			Transaction	LTM	LTM	EBITDA	EV Multiple
Closed	Target Company	Acquiring Company	Value	Revenue	EBITDA	Margin	EBITDA(1)

	($ in millions)
Jun-05	Kerr Group, Inc	Berry Plastics Corporation	$445.0	$390.9	$63.6	16.3%	7.0x
Jul-04	NAMPAC	BWAY	213.8	234.3	18.4	7.8%	11.6x
Oct-03	Landis Plastics, Inc.	Berry Plastics Corporation	228.0	220.5	22.8	10.4%	10.0x
Jun-03	Latin American PET Packaging division of Alcoa	Amcor, Ltd.	75.0	130.0	15.8	12.1%	4.8x
Jul-02	Schmalbach-Lubeca AG — Plastics Business	Amcor, Ltd.	2,185.0	2,539.2	326.0	12.8%	6.7x
Jan-02	Consumers Packaging, PET PAK Business	Amcor, Ltd.	12.0	25.0	3.0	12.0%	4.0x
Jan-01	CNC Containers	Amcor, Ltd.	200.0	170.0	30.8	18.1%	6.5x
Average			$479.8	$530.0	$68.6	12.8%	7.2x
Adjusted Average(2)			$232.4	$229.1	$30.3	12.7%	7.0x
Median			$213.8	$220.5	$22.8	12.1%	6.7x

(1)	EBITDA excludes unusual and non-recurring items.

(2)	Adjusted average excludes the highest and lowest multiple from the calculation

Comparable Company Analysis Adjustment for Size

•	On average, larger companies command a premium multiple over smaller companies.

•	As demonstrated to the right, the market does provide a premium for size.

•	When valued on the basis of EBITDA, market transactions indicate that companies with enterprise values between $25.0 to $100.0 million are discounted at an average rate of 13.3% and 15.7% when compared to companies valued between $250.0 million to $1 billion, and over $1 billion, respectively

Comparable Transaction Analysis — Enterprise Value

•	Our Comparable Transactions adjusted average to median EBITDA multiples range from 6.7x to 7.0x.

•	Applying the appropriate size discount to each comparable transaction yields adjusted average and median EBITDA multiples of 6.0x to 6.5x.

•	When applying a 6.0x to 6.5x EBITDA multiple to PVCC’s adjusted trailing twelve month EBITDA, the Company’s Enterprise Value ranges from $38.4 million to $41.5 million.

EBITDA Multiple	LTM Adjusted EBITDA	Enterprise Value

6.0x	$6.4 million	$38.4 million
6.5x	$6.4 million	$41.5 million

Comparable Transaction Analysis — Equity Value and Price per Share

•	Our Enterprise Value range needs to be adjusted for net debt, the value of options, available tax benefits and the value of the real estate to arrive at an Equity Value.

•	Based on our Enterprise Value range of $38.4 million to $41.5 million, PVCC’s share price ranges from $2.10 to $2.53.

TTM EBITDA, May 31 2005	$6,392		$6,392
Firm Value Multiple of EBITDA	6.0	x	6.5	x

Enterprise Value	$38,352		$41,548
Less Net Debt	(27,605)		(27,605)

Equity Value	10,747		13,943
Add Value of Real Estate	3,100		3,100
Add Tax Refund	450		450
Add Value from NOL Carryforward	500		500
Add Net Value from Options	5		26

Total Equity Value	$14,803		$18,020
Shares Outstanding	7,052		7,110
Per Share Price	$2.10		$2.53

June 30, 2005 Share Price	$1.62		$1.62
Premium (Discount)	29.6%		56.4%
     Discounted Cash Flow Analysis — Framework

•	In order to arrive at the discounted value of the Company’s future cash flows, Lincoln Partners projected net operating profit after-tax, investments in working capital and capital expenditures over a five year period to arrive at the Company’s free cash flows.

•	Management’s internally prepared projections for the fiscal years ending June 30, 2006 to 2010 were used as a starting point for our projections. These projections were prepared two months prior to the date of this report and were modified to reflect changes which arose from the Company’s budgeting process currently underway for the June 2006 fiscal period.

•	The resulting free cash flows were then discounted at an appropriate cost of capital. The cost of capital was calculated using the peer group selected in our Public Company Analysis as described in the following pages.

•	At the end of the forecasted period, the Company’s terminal value was calculated using the Gordon Growth Perpetuity formula. Assumptions to the formula are outlined later in this section.

•	Lincoln Partners assumes that projections and guidance furnished by the Company are reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial condition and operating results of the Company.
     Discounted Cash Flow Analysis — Assumptions

•	Revenues for the forecasted period were estimated to grow at a rate of 4.4% to 5.0% over the forecasted period. These growth rates reflect growth in units sold at a constant average selling price per unit from the 2006 budget. Lincoln Partners believes Management’s forecast represents a reasonable basis for growth based on:

–	Unit growth rates which are consistent with historical growth rates by product segments. EBM, PET and Specialty products were projected to grow at a rate of 0.0%, 10.0% and 3.0%, respectively; and,

–	Industry forecasts which indicate a growth rate of 4.0% for the plastic bottle industry with PET growing at a more rapid rate than HDPE and PVC bottle.

•	Gross margin is expected to increase from 17.6% in the LTM ended May 31, 2005 to 20.5% for the fiscal year ending 2006 with moderate increases thereafter.

—	Margin improvements in 2006 include benefits realized YTD from the Company’s restructuring efforts, and prospective improvements from management’s continued focus on achieving manufacturing efficiencies.

—	Growth in gross profit also includes a product mix change to PET which is a higher margin product. PET is expected to account for 45.8% of unit volume in 2006, compared to 43.2% in 2005. A gradual shift to PET products is forecasted to continue over the next five years.

•	The forecast for SG&A expense was modified by Lincoln Partners from the projections provided by Management to reflect the LTM results which were not available to the Company when the forecast was originally formulated.

Discounted Cash Flow Analysis — Assumptions

•	As a starting point, SG&A for the LTM was segmented by fixed versus variable expenses. Variable expenses were projected to grow as a percentage of revenue over the forecast period. Fixed expenses were grown at a 5% growth rate to reflect inflation in employee benefits, insurance and general expenses.

•	Based on these assumptions, EBITDA is projected to reach $9.4 million in 2006, or 10.4% of total revenues in 2006. Moderate improvements in profitability margins are expected in future years, resulting in a 10.8% margin by 2010.

•	A 40% tax rate was applied to earnings over the forecasted period.

•	PVCC forecasts capital expenditures of $3.85 million per year based on:

—	Expenditures of $1.5 million per year for general maintenance of all of its facilities and equipment

—	Investments of $2.0 million per year for new PET lines to support the forecasted 10.0% unit growth

—	Investments of $0.35 million per year for automation improvements

•	Working capital requirements were assumed to grow at a rate consistent with the Company’s current working capital management practices.

Discounted Cash Flow Analysis — Summary Projections

•	Based on these assumptions, the resulting sales, EBITDA and free cash flows are summarized below:

		For the Fiscal Year Ended June 30,
	LTM 31-
For the Fiscal Year June 30	May-05	2006	2007	2008	2009	2010

	(In $000)
Net Sales	$86,009	$90,948	$94,909	$99,237	$103,969	$109,143
Revenue Growth		n/a	4.4%	4.6%	4.8%	5.0%
Cost of Goods Sold	(70,874)	(72,275)	(75,307)	(78,619)	(82,239)	(86,196)

Gross Profit	15,135	18,672	19,602	20,618	21,730	22,947
Gross Margin	17.6%	20.5%	20.7%	20.8%	20.9%	21.0%
SG&A Expenses	(8,744)	(9,214)	(9,669)	(10,151)	(10,664)	(11,208)
Depreciation and Amortization	(5,178)	(4,775)	(4,825)	(4,875)	(4,925)	(4,975)

Operating Profit	1,213	4,683	5,108	5,592	6,141	6,763
Operating Profit Margin	1.4%	5.1%	5.4%	5.6%	5.9%	6.2%
Depreciation and Amortization	5,178	4,775	4,825	4,875	4,925	4,975

EBITDA	$6,391	$9,458	$9,933	$10,467	$11,066	$11,738

Adjusted EBITDA Margin	7.4%	10.4%	10.5%	10.5%	10.6%	10.8%
After Tax-EBIT (40% Tax)		2,810	3,065	3,355	3,685	4,058
Plus: Depreciation		4,775	4,825	4,875	4,925	4,975
Less: Capital Expenditures		(3,850)	(3,850)	(3,850)	(3,850)	(3,850)
Less: Investments in Working Capital		(980)	(681)	(747)	(820)	(900)

Free Cash Flows		$2,754	$3,359	$3,633	$3,939	$4,283

     Discounted Cash Flow Analysis — Cost of Capital

•	PVCC’s cost of capital was determined using the Comparable Company Analysis. As a first step, the cost of equity was calculated based on the average unlevered beta from the comparable group, excluding those where beta was not statistically meaningful.

•	PVCC’s current debt to enterprise value of approximately 70% is above the Comparable Public Company average of 50.3%. As such, the industry average was used to normalize the cost of debt in the calculation of the weighted average cost of capital (“WACC”).

•	Furthermore, the Company’s WACC was adjusted to reflect the equity risk premium required for PVCC due to its smaller size and illiquid stock compared to our Comparable Companies.

•	Based on our analysis, PVCC’s cost of capital is approximately 12.0%.

•	Longer term, we incorporated the same cost of capital into our terminal value.

•	We assumed a terminal free cash flow growth rate of 2.0% to 4.0% to reflect a mature, competitive industry with growth potential similar to that in the general economy over the long term.

Discounted Cash Flow Analysis — Enterprise Value

•	As shown in the chart below, the Company’s enterprise value ranges from $37.4 million to $40.5 million depending on the growth rate used in our analysis.

		Net Present Value

		Terminal Growth Rate

		1.0%	2.0%	3.0%	4.0%

		($ in 000)
	11.0%	$38,669	$41,804	$45,722	$50,760
WACC	12.0%	$34,968	$37,443	$40,467	$44,247
	13.0%	$31,890	$33,880	$36,267	$39,186

•	This range in Enterprise Values represents a 5.9x to 6.3x multiple on the May 31, 2005 Adjusted LTM EBITDA.
     Discounted Cash Flow Analysis — Equity Value and Share Price

•	Deducting net debt of $27.6 million, and adding the value of options, tax benefits and real estate, the Company’s share price ranges from $1.97 to $2.38.

Enterprise Value	$37,443	$40,467
Less Net Debt	(27,605)	(27,605)

Equity Value	9,838	12,862
Add Value of Real Estate	3,100	3,100
Add Tax Refund	450	450
Add Value from NOL Carryforward	500	500
Add Net Value from Options	4	16

Total Equity Value	$13,892	$16,928
Shares Outstanding	7,052	7,110
Per Share Price	$1.97	$2.38

June 30, 2005 Share Price	$1.62	$1.62
Premium (Discount)	21.6%	47.0%

Conclusion

Summary Valuation
     Implied Enterprise Value

•	The graph and table above summarize the ranges of Adjusted Enterprise Values based on the various valuation methodologies.

•	Based on our three methodologies, a fair range of values for PVCC is approximately $37.5 million to $40.5 million, or approximately 5.9x to 6.3x the May 31, 2005 LTM Adjusted EBITDA.
Summary Observations

•	As previously stated, Lincoln Partners established a EBITDA multiple range based on the low to average multiplier range of the Comparable Companies Analysis. Lincoln Partners believes PVCC’s Enterprise Value resides at the lower end of the value range produced from this valuation methodology due to:

—	PVCC’s operating performance which fell below that of the lowest data point used to build the range.

—	The Company’s significantly smaller size compared to the selected peer group. Typically, larger companies command a premium valuation over smaller companies.

—	PVCC’s lower growth potential, challenging operating history, lower profitability, high level of capital expenditures, significant amount of pro forma EBITDA adjustments, and exposure to raw material prices.

•	Furthermore, the result from the discounted cash flow model is largely based on financial improvements which are expected by Management but not yet fully realized. Consequently, Lincoln Partners viewed the DCF as providing the highest valuation point achievable by Management and used the highest value of the DCF range to establish the upper-bound value.

•	The DCF and the Comparable Companies values were then contrasted to the values produced by the Comparable Transactions Analysis. The range of values produced by the DCF and the Comparable Companies were in line with the results from the Comparable Transactions.

Summary Valuation

•	The graph and table above summarize the ranges of price per share based on the various valuation methodologies.

•	Based on a range of Enterprise Values of $37.5 million to $40.5 million, a fair range of value for PVCC’s share price is $1.98 to $2.39, representing an 22.1% to 47.2% premium on the current share price of $1.62.